SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act Of 1934

CLEAR SYSTEM RECYCLING, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

18468A104

(CUSIP Number)

Min Zou

9 Scheel Drive

Markham, Ontario L6E OM2

(416) 800 6679

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

With copies to:

Brian A. Pearlman, Esq.

Quintairos, Prieto, Wood & Boyer, P.A.

One East Broward Boulevard, Suite 1400

Fort Lauderdale, FL 33301

(954) 523-7008

March 26, 2012

(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

SCHEDULE 13D

(1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Min Zou

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	☐
(b)	☐

(3) SEC USE ONLY

(4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
2,000,000
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
2,000,000
(10) SHARED DISPOSITIVE POWER
0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,000,000

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(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

  64%

(14) TYPE OF REPORTING PERSON

  IN

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ITEM 1.            SECURITY AND ISSUER.

The security upon which this report is based is the common stock, par value $0.001, of CLEAR SYSTEM RECYCLING, INC., a Nevada corporation (the “Issuer”) with its principal place of business located at 9 Scheel Drive, Markham, Ontario L6E OM2.

ITEM 2.            IDENTITY AND BACKGROUND.

The name of the person filing this statement is Min Zou who is hereinafter sometimes referred to as the “Reporting Person.” Currently Min Zou is a principal shareholder of the Issuer. The Reporting Person is located at 9 Scheel Drive, Markham, Ontario L6E OM2. The phone number is (416) 800-6679.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.            SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Effective March 26, 2012, the Reporting Person entered into a stock purchase agreement (the “Purchase Agreement”) with the Brian Pollard and Cheryl Nesler, pursuant to which the Reporting Person purchased 2,000,000 shares of the Issuer’s issued and outstanding common stock (the “Purchased Shares”) from Brian Pollard and Cheryl Nesler.  The Purchased Shares represent 64% of the Issuer’s outstanding common stock. The Reporting Person paid a total of $120,000.00 to Brian Pollard and Cheryl Nesler for their shares.

In connection with the change of control and pursuant to the Purchase Agreement, Brian Pollard resigned as President, Chief Executive Officer and Chief Financial Officer of the Company, and Cheryl Nesler resigned as Secretary of the Company and elected Ms. Zou as President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer of the Company. Mr. Pollard and Ms. Nesler have submitted resignations as directors of the Company to become effective ten days following the filing of the Company's Schedule 14f-1, at which time Ms. Zou will be elected to serve as the Company's sole director.

ITEM 4.            PURPOSE OF TRANSACTION.

The acquisition by the Reporting Person of beneficial ownership of the shares of the Issuer’s Common Stock resulted from the stock purchase transaction was undertaken by the Reporting Person to acquire the control of the Issuer.

Except as set forth herein, the Reporting Person has no plans or proposals which would relate to or result in:

(a)                 hedging transactions with regard to the Purchased Shares accept in compliance with the Securities Act;

(b)                 resale, distribution or fractionalization of the Purchased Shares;

(c)                 other person having a direct or indirect beneficial interest in the Purchased Shares;

The Reporting Person reserves the right from time to time to acquire or dispose of shares of the common stock, or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

ITEM 5.            INTEREST IN SECURITIES OF THE ISSUER.

(a)                 As of the date hereof, the Reporting Person acquired 2,000,000 shares of the issued and outstanding common stock of the Issuer. Such amount represented 64% of the total issued and outstanding common shares of the Issuer.

(b)                 The Reporting Person holds sole voting and dispositive power over the common stock of the Issuer as issued to the Reporting Person.

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(c)                 Except as disclosed above, the Reporting Person has not effectuated any transaction in the common stock during the past 60 days.

ITEM 6.            CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Agreement, as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7.            MATERIAL TO BE FILED AS EXHIBITS.

Exhibits

2.1	Stock Purchase Agreement furnished as Exhibit 10.1 to the Form 8-K filed on March 29, 2012, and is incorporated herewith by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 29, 2012

By:	/s/Min Zou
Min Zou

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